Exhibit 99.2
IN THE COURT OF SPECIAL JUDGE FOR ECONOMIC OFFENCES:
AT HYDERABAD.
COMPANY PETTION NO.          OF 2009
BETWEEN:
Registrar of Companies, AP,
II floor, Kendriya Sadan, Sultan Bazar, Koti,
Hyderabad — 500 195

.	.....................	Petitioner
And
Satyam Computer Services Limited,
May Fair Centre, 1st floor,
1-8-303/36, S.P. Road,
Secunderabad — 3

.	.....................	Respondent
ORDER DATED 08TH JANUARY, 2009
This Petition filed under section 234-A of the Companies Act, 1956 by the Registrar of Companies, Andhra Pradesh on 08-01-09 at 04.30 PM at my residence, against the Respondent seeking permission to search and seize the books of accounts, papers including electronic record etc., of respondent at its registered office and also such other places as may be required where books and papers including computers and other media containing details of accounts of the respondent company of being maintained or believed to have been maintained, the petitioner has also sought for an order to take such assistance of the officials of the SEBI for conducting search and seizure petitioner has also sought for the order under section 234A (2A) of the Companies Act, 1956 permitting the petitioner to retain such books and records seized by the petitioner in the premises of the respondent itself or elsewhere under lock and seal and also for an order that the officer, director or employee or any other person shall not destroy, mutilate or falsify or secret any of the books and papers of the respondent company including computer and other media containing the details of accounts of the company and also sought for an order to take such assistance from the police authorities while carrying out such search and seizure on the ground that the chairman of the respondent company addressed a letter dated 07-01-09 to the Board of the directors of the said company stating the following facts inter alia that;
The Balance sheet carries as of September 30, 2008 contains
(a) Inflated (non-existent) cash and bank balances of Rs. 5040 crores (as against Rs. 5361 crores reflected in the books);

(b). An accured interest of Rs. 376 core which is non-existent
© An understated liability of Rs. 1230 crore on account of funds arranged by me
(d) An over stated debtors position of Rs. 490 crore as against Rs.2561 Crore reflected in the books, etc.
In the said letter, it is also mentioned irregularities committed by the respondent company. The Petitioner is the Registrar of Companies AP apprehends that the Respondent company appears to have committed serious irregularities by showing artificial and inflated profits for the last several years and thereby projecting the fictitious figures and facts in the balance sheets attracting the violations of the Companies Act, 1956, SEBI Act 1992 etc.
     Heard the Registrar of Companies, AP who was clearly stated about the urgency for conducting the search and seizure of the books of accounts, papers, and electronic documents of the respondent company. Otherwise, there would be likelihood of tempering the above records of the respondent company.
     After hearing the Petitioner and perusal of the contents of the petition and the documents enclosed along with paper clippings that there is a prima facie case is made out for conducting search and seizure of the above documents at the registered office and such other places of the respondent company in the interest of justice. In the result, the petition is allowed as prayed for in the petition under section 234A of the Companies Act, 1956.
Dictated to the typist in the Laptop on this the 8th day of January, 2009.

Special Judge For Economic Offences at Hyderabad